NuSTATE ENERGY HOLDINGS, INC.

Formal Memo of Understanding (MOU)

March 27, 2017

Scott J. Wroblewski

NuState Energy Holdings (NSEH)

Chief Executive Officer (CEO)

Dear Elio,

NuState Energy Holdings (NSEH) is extremely pleased to submit a Memo of Understanding for NSEH to purchase up to 100 % of Air Cuba Corp.

We understand the desire to proceed expeditiously with the purchase by NSEH of Air Cuba’s Corp. We are prepared to move quickly on the transaction and believe we are well suited to do so. This letter summarizes our proposal discussed in person with Mr. Elio Vazquez and Mr. Ignacio Rodriguez of Air Cuba Corporation.

1. Purchase Terms.

NuState Energy Holdings (NSEH) (Buyer) would purchase 100% stake in Air Cuba Corp. (Seller) for $1,000,000 in the following terms:

- $25,000 deposit 4/01/17 after reviewing the financials and validating the use of proceeds for renewing the certificate.

- $25,000 within 30 days after the parties signs the final purchase agreement or May 1, 2017 whichever comes first.

- Air Cuba will receive money in 4 separate tranches of $250,000 for a total of $1,000,000 to be used for operations beginning in May based on certain performance measures mutually agreed upon.

-Air Cuba will permit us to place commercial aircraft’s on the certificate that will generate additional sales and earnings.

- Air Cuba and NSEH will enter into a share exchange agreement based on the agreed upon ownership consideration and evaluation of the certificate and trademark of the company estimated at $1,000,000.

- NSEH will be responsible for maintaining all accounting responsibilities including preparing Air Cuba’s audit at the close of the transaction.

- NSEH will retain three management positions with compensation for a minimum of three years including Jim DeSalvo, Elio Vazquez and Ignacio Rodriguez. NSEH and Air Cuba will mutually agree on compensation requirements and incentives. NSEH has the rights to elect one or all to the board of directors.

- NSEH has the right to issue a press release at/or after the initial deposit is made.

401 E. Los Olas Boulavard, Suite 1400 Fort Lauderdale, FL 33301

NuSTATE ENERGY HOLDINGS, INC.

2. Definitive Agreement

The closing will be subject to the execution of definitive transaction documents that will include, among other things, customary representations, warranties, covenants, and indemnities by both parties.

3. Closing Date

The parties acknowledge that time is of importance and that they will work towards closing the transaction as quickly as possible no later than May 20, 2017.

4. Conditions to Closing

The consummation of the Transaction will be subject to the satisfaction of customary conditions, including, without limitation, the following:

1. The execution and delivery of definitive agreements satisfactory to each of the parties.

2. Maintenance of the business in the ordinary course, and the absence of any material adverse change to the intended operation of both organizations as of the date of this agreement.

5. Binding Agreement

Other than this paragraph 5, which is intended to be and is legally binding, this agreement is nonbinding and constitutes an indication of intent only and creates no liability or obligation of any nature whatsoever among the parties hereto with respect to any contemplated transaction or any other matter or action described or referred to herein. Legally binding obligations with respect to the contemplated transaction will only arise upon execution of a definitive agreement and related agreements with respect to the transaction.

We look forward to proceeding together on this transaction.

/s/ Elio Vazquez
Air Cuba CEO
Date: 04/10/2017

/s/ Scott J. Wroblewski
NuState Energy Holdings (NSEH)
Chief Executive Officer (CEO)
Date: 04/10/2017

401 E. Los Olas Boulavard, Suite 1400 Fort Lauderdale, FL 33301